DAQO NEW ENERGY CORP.

Unit 29, Huadu Mansion, 838 Zhangyang Road

Shanghai, 200122

People’s Republic of China

July 12, 2023

VIA EDGAR

Jennifer Thompson

Dan Morris

Mindy Hooker

Jean Yu

Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DAQO NEW ENERGY CORP. (the “Company”)
Form 20-F for the Year ended December 31, 2022 (the “FY 2022 20-F”)
Filed April 27, 2023
File No. 1-34602

Dear Ms. Thompson, Mr. Morris, Ms. Hooker, Ms. Yu and Mr. West:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2023 (the “Comment Letter”), the Company is submitting this response letter via EDGAR.

For your convenience, we have repeated in bold the Staff’s comments from the Comment Letter below, followed by the Company’s responses. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY 2022 20-F.

1.            We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company acknowledges the Staff’s comment and respectfully advises that the Company has obtained and reviewed the documents described below for the required disclosures under paragraphs (b)(2) and (3), and, to the extent applicable, paragraph (a). We have presented these documents separately for each of the Company, the Company’s principal consolidated operating entity (Xinjiang Daqo New Energy Co., Ltd.), and the Company’s other PRC subsidiaries.

The Company

Percentage of shares owned by governmental entities (paragraph (b)(2))

According to the Company’s register of members (“ROM”), excluding treasury stock for ordinary shares repurchased and the bulk issuance of ordinary shares to the depositary for the Company’s American Depositary Share (“ADS”) program (the “Depositary”) reserved for future issuances of ADSs under its share incentive plans, as of the date of the FY 2022 20-F (April 27, 2023), the Company had 386,330,402 ordinary shares outstanding. Among these outstanding ordinary shares:

•	approximately 85.1% were held by the Depositary on behalf of ADS holders (which excludes treasury stock for ordinary shares repurchased and the bulk issuance of ordinary shares to the depositary reserved for future issuances of ADSs under the Company’s share incentive plans); and

•	of the remaining approximately 14.9%, (i) over 99% of these ordinary shares were held by the holding companies that hold shares in the Company of Mr. Guangfu Xu, Mr. Xiang Xu and Mr. Dafeng Shi, all being directors of the Company (“Holding Vehicles”), and (ii) the rest (being a trivial number of the Company’s ordinary shares) were held by a few venture capital firms and some individual investors (including affiliates and/or employees of the Company or Daqo Group Co. Ltd. (“Daqo Group”), an affiliate of the Company). None of these shareholders are governmental entities.

For its ADSs, the Company does not know the identity or number of ordinary shares owned by holders other than its directors and officers and shareholders that have made Schedule 13D or 13G filings. The Depositary typically does not provide ADS holder information to the Company. However, upon the Company’s request, the Depositary will provide a quarterly report generated by its third-party data suppliers, summarizing ADS holding positions of financial institutional investors, based primarily on their Form 13F filings. Based on these quarterly reports on ADS holding positions of financial institutions as of December 31, 2022 (received by the Company prior to the date of the FY 2022 20-F) and March 31, 2023 (received by the Company on May 16, 2023 subsequent to the date of the FY 2022 20-F), none of the financial institutional investors in these reports appear to be governmental entities.

In addition, Schedule 13D and 13G filings made in respect of the Company’s shares do not appear to indicate any shareholding in the Company by governmental entities.

Based on the ROM, the ADS holding information provided by the Depositary discussed above, and Schedule 13D and 13G filings made in respect of the Company’s shares, to its best knowledge, the Company believes that, as of the date of the FY2022 20-F, none of its shares were owned by governmental entities in the jurisdiction in which the Company is incorporated or the PRC.

Any controlling financial interest held by PRC governmental entities (paragraph (b)(3))

The Company concluded in its FY 2022 20-F that PRC governmental entities do not have a controlling interest in it, because:

•	Based on information available to the Company (including the ROM, the schedules of its share awards granting and vesting, and information otherwise collected from directors and officers), as disclosed in its FY 2022 20-F, as of the date of the FY2022 20-F, Mr. Guangfu Xu and Mr. Xiang Xu in aggregate beneficially owned 23.0% of the Company’s outstanding ordinary shares, and all directors and executive officers as a group beneficially owned 32.5% of the Company’s outstanding ordinary shares.

•	Based on Schedule 13D and 13G filings made in respect of the Company’s shares as of the date of the FY 2022 20-F (April 27, 2023), no shareholder (including ADS holders) other than Mr. Guangfu Xu and Mr. Xiang Xu beneficially owned more than 5% of the Company outstanding ordinary shares. Based on a Schedule 13G/A filed by Blackrock Inc. (“Blackrock”) on January 6, 2023, Blackrock beneficially owned 13,227,742 ordinary shares, or 3.6% of the Company’s ordinary shares, as of December 31, 2022.

The Company has further reviewed its shareholders’ filings and identified a Schedule 13G/A filing dated June 8, 2023 by Blackrock, which reported that it beneficially owned 13,590,022 ordinary shares of the Company. This number accounted for approximately 3.5% of the Company’s outstanding ordinary shares as of the date of the FY 2022 20-F (i.e. April 27, 2023). This filing, as well as Blackrock’s previous filing, was made pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, which requires that the filer acquired the securities “not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.”

In response to the Staff’s comments, the Company obtained signed confirmation letters from its shareholders (other than Blackrock and other public investors holding ADSs) that beneficially owned more than 1% of its outstanding ordinary shares based on information available to it (i.e., Mr. Guangfu Xu, Mr. Xiang Xu, Mr. Dafeng Shi, Mr. Fei Ge and Mr. Longgen Zhang) (the “Confirming Shareholders”). The Confirming Shareholders in aggregate beneficially owned approximately 31.2% of the Company’s outstanding shares as of March 31, 2023. These letters confirmed that:

(1)	the Confirming Shareholders are the only shareholders of their respective Holding Vehicles, and no PRC, Cayman or any other governmental entity directly or indirectly, including through a proxy or agent, owns any shares in their respective Holding Vehicles;

(2)	the Confirming Shareholders are their respective Holding Vehicles’ sole directors, and the Holding Vehicles do not have any directors appointed by PRC, Cayman or any other governmental entities; and

(3)	neither the Confirming Shareholders nor their respective Holding Vehicles have any contractual or other arrangement with PRC, Cayman or any other governmental entities, nor are the Confirming Shareholders aware of any circumstances, that could result in any PRC, Cayman or any other governmental entity having any controlling financial interest in the Company, including through the Holding Vehicles’ or the Confirming Shareholders’ shareholding or beneficial ownership in the Company.

Therefore, based on the ROM, Schedule 13D and 13G filings in respect of the Company’s shares, and the signed confirmation letters from the Confirming Shareholders, to its best knowledge, the Company believes that no PRC governmental entity has any controlling financial interest in the Company.

Xinjiang Daqo

The Company’s principal consolidated foreign operating entity is Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”). Xinjiang Daqo completed an initial public offering and was listed on the Shanghai Stock Exchange’s Sci-Tech innovation board in July 2021.

According to Xinjiang Daqo’s shareholder information as of April 25, 2023, as provided by China Securities Depository and Clearing Corporation Limited, approximately 0.8% of Xinjiang Daqo’s total outstanding shares were held by state-owned investors. While the Company cannot determine if any of these state-owned investors are governmental entities, the Company believes that investments in private entities that are publicly listed in China are ordinarily made by state-owned enterprises rather than by governmental entities. Accordingly, the Company is not aware of any PRC governmental entity holding any shares in Xinjiang Daqo.

Separately, the Company effectively controls Xinjiang Daqo as it owned, directly and indirectly, 72.7% of its outstanding shares as of the date of the FY 2022 20-F (April 27, 2023). Given the Company’s level of control over Xinjiang Daqo and the Company’s belief that no PRC governmental entity has a controlling financial interest in it, the Company also believes that no PRC governmental entity has a controlling financial interest in Xinjiang Daqo.

Other PRC Subsidiaries

Among the Company’s other foreign operating subsidiaries, the Company owns 100% of the equity interest in Chongqing Daqo and Hong Kong Daqo, and Xinjiang Daqo owns, directly or indirectly, 100% of the equity interest in the other operating subsidiaries of the Company.

Accordingly, to the Company’s best knowledge, none of the shares of the Company’s foreign operating subsidiaries is owned by governmental entities in jurisdictions in which these subsidiaries are incorporated, and no PRC governmental entity has a controlling financial interest in any of these subsidiaries.

2.            Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), we note that your disclosure refers to jurisdictions where you and your subsidiaries are incorporated. Please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

The Company respectfully advises the Staff that the Company’s material consolidated foreign operating entities are incorporated in Hong Kong and mainland China. The Company does not have any variable interest entity or similar structure that is consolidated into its financial statements. Therefore, the Company believes that its disclosure under Item 16I(b)(2) has been correctly limited to itself and its subsidiaries.

3.            In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it made enquiries with, and reviewed the bios of, its directors and the directors of its subsidiaries to understand their roles (if any) within the Chinese Communist Party (“CCP”). In response to the Staff’s comments, the Company also obtained signed confirmation letters from the relevant directors. Subject to the discussion in the following two paragraphs, these directors have confirmed that they do not hold any official position within the CCP, including as a member of any CCP committee.

As part of the Company’s discussions with the relevant directors, two directors of the Company advised it that they act as the secretary and discipline secretary, respectively, of the CCP’s primary-level party organization in Daqo Group. However, the Company does not believe that these directors should be identified as “officials” of the CCP, because:

•	According to the Regulations on the Work of Branches of the CCP that came into effect on October 28, 2018, each enterprise in China (including private enterprises) that has at least three CCP members within it should form a primary-level party organization. This primary-level party organization is required mainly to promote and implement guidelines and policies of the Central Committee of the CCP and other upper-level party organizations, connect with the people and protect the people’s rights and interests, supervise party members and other personnel’s compliance with laws and regulations, and counter corrupt practices. The two relevant directors are paid exclusively for their directorship and/or management positions at Daqo Group and the Company, and receive no remuneration for serving as the secretary or discipline secretary (as the case may be) of the CCP’s primary-level party organization at Daqo Group. The Company believes that a person who is a CCP “official” would derive at least a significant portion of their remuneration for serving in his or her party position, which does not apply in this case.

•	In addition, as advised by the Company’s PRC legal advisor, JunHe LLP (“JunHe”), considering that there is no statutory definition for “officials” of the CCP, the Company has referred to the term’s interpretation published on the CCP’s Central Commission for Discipline Inspection’s website for guidance. This interpretation explains that whether an individual is an official of the CCP depends on the organization in which the relevant CCP member works and the member’s respective rank within the party. According to this interpretation, officials of the CCP mainly include: (i) CCP members in party and governmental bodies (including party, legislative, administrative, political consultative conference, judicial, prosecution, non-communist party, and federation of industry and commerce bodies, and other bodies administered by reference to the Civil Servant Law promulgated on April 27, 2005, as amended) who hold leadership positions, or who rank at or above the associate researcher level but do not hold leadership positions; (ii) CCP members who hold mid-level and above leadership roles in large and very-large state-owned or state-controlled enterprises (“SOEs”), hold leadership roles in medium and small SOEs, or rank at or above the county division-head level in these SOEs; and (iii) CCP members who hold leadership roles or rank at or above Level 6 management positions (equivalent to the county deputy division-head level) in public institutions. As advised by JunHe, the Company believes that the two relevant directors’ positions as secretary and discipline secretary at Daqo Group are not officials of the CCP, because (a) Daqo Group is a private enterprise, which does not fall into any of these three categories, and (b) these two directors have no leadership positions or ranks within the CCP.

Separately, one other director of the Company worked in the PRC government and held leadership positions at SOEs over two decades ago. After resigning from these positions in July 2002, this director worked at private companies. This director is no longer considered to be an official of the CCP (based on the interpretation above), as advised by JunHe.

Based on the above, the Company does not believe any of its directors or any directors of its subsidiaries are officials of the CCP.

4.            With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company acknowledges the Staff’s comment and confirms, without qualification, that the current effective memorandum and articles of association of the Company and its consolidated foreign operating entities do not contain wording from any charter of the CCP.

If you have any questions regarding the FY 2022 20-F, please contact Mr. Ming Yang, the chief financial officer of DAQO NEW ENERGY CORP., by telephone at +86-21-50689705 or via e-mail at mingyang@daqo.com.

Very truly yours,

By:	/s/ Ming Yang
Name:	Ming Yang
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP